AFRICO RESOURCES LTD.

#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Telephone: (604) 646-3225 • Facsimile: (604) 646-3226

August 15, 2008



08004501

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549 USA

SUPPL

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
        Africo Resources Ltd.
        Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
        (SEC File No. – 82-35147)

On behalf of Africo Resources Ltd. (the "*Company*"), we hereby furnish to the Securities and Exchange Commission (the "*SEC*") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A, which consists of the following documents:

1.   Interim consolidated financial statements for the second quarter ended June 30, 2008;
2.   Management's Discussion & Analysis for the second quarter ended June 30, 2008, dated August 14, 2008;
3.   CEO and CFO Certifications dated August 14, 2008.

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

Sincerely,   **PROCESSED**

Africo Resources Ltd.   AUG 2 8 2008

"Michael O'Brien"   **THOMSON REUTERS**

Michael O'Brien
Chief Financial Officer

SCHEDULE A

1. Interim consolidated financial statements for the second quarter ended June 30, 2008;
2. Management's Discussion & Analysis for the second quarter ended June 30, 2008, dated August 14, 2008;
3. CEO and CFO Certifications dated August 14, 2008.



AFRICO RESOURCES LTD.

Interim Consolidated Financial Statements
(Stated in US Dollars)

Second Quarter ended June 30, 2008

NOTICE TO READER
The attached financial statements have been prepared by the management of Africo Resources Ltd. and have not been
reviewed by the auditors of Africo Resources Ltd.

AFRICO RESOURCES LTD.

Consolidated Balance Sheets

Stated in US Dollars, Unaudited

	June 30, 2008	December 31, 2007
ASSETS		
Current		
Cash and cash equivalents	$ 2,555,037	$ 5,516,295
Accounts receivable and prepayments	201,227	248,047
Total Current Assets	2,756,264	5,764,342
Other assets	17,203	27,559
Mineral properties (note 6)	30,840,459	28,900,007
Total Assets	$ 33,613,926	$ 34,691,908
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 763,552	$ 885,241
Total current liabilities	763,552	885,241
Asset retirement obligation	202,560	202,560
Future income tax liability	3,856,292	3,856,292
Total Liabilities	4,822,404	4,944,093
Shareholders' equity		
Common shares (note 7)	33,392,832	33,392,832
Subscription receipts advanced (note 7)	1,980,200	-
Contributed surplus	4,033,408	4,033,408
Warrants	2,718,496	2,718,496
Deficit	(13,333,414)	(10,396,921)
Total Shareholders' Equity	28,791,522	29,747,815
Total Liabilities and Shareholders' Equity	$ 33,613,926	$ 34,691,908

See accompanying notes to the interim consolidated financial statements

Nature of operations (note 1)
Contingencies and measurement uncertainty (note 2)
Subsequent event (note 9)

Approved by the Board of Directors:

"Chris Theodoropoulos"
_____
Chris-Theodoropoulos
Director

"John Dixon"
_____
John Dixon
Director

AFRICO RESOURCES LTD.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
Stated in US Dollars, Unaudited

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Expenses				
General and administrative costs	$ 944,668	$ 1,173,015	$ 2,262,996	$ 1,761,827
Professional fees	253,364	204,017	401,198	279,043
Stock based compensation	-	39,384	-	199,336
Stock exchange, filing, and transfer agents fees	9,185	49,202	44,032	80,654
Travel and accommodation	32,550	110,966	190,099	164,673
Loss before other items:	(1,239,767)	(1,576,584)	(2,898,325)	(2,485,533)
Foreign exchange gain / (loss)	19,843	298,695	(99,902)	294,433
Interest and other income	21,644	108,608	61,734	231,499
Loss on equity accounted investment	-	-	-	(167,489)
Loss for the period	(1,198,280)	(1,169,281)	(2,936,493)	(2,127,090)
Deficit, beginning of the period	(12,135,134)	(5,462,815)	(10,396,921)	(4,505,006)
Deficit, end of the period	$ (13,333,414)	$ (6,632,096)	$ (13,333,414)	$ (6,632,096)
Basic and diluted loss per common share	$ (0.04)	$ (0.05)	$ (0.11)	$ (0.09)
Weighted average number of shares outstanding	27,213,092	25,005,286	27,212,406	24,927,916
Comprehensive Loss				
Loss for the period before comprehensive income	$ 1,198,280	$ (1,169,281)	$ (2,936,493)	$ (2,127,090)
Unrealised gain on available for sale investments		408,215		512,247
Comprehensive Loss for the period	$ 1,198,280	$ (761,066)	$ (2,936,493)	$ (1,614,843)
Accumulated Other Comprehensive Income				
Unrealised gain on available for sale investments	$ -	$ 408,215	$ -	$ 512,247
Balance, beginning of period	$ -	104,032	$ -	-
Balance, end of period	$ -	$ 512,247	$ -	$ 512,247

AFRICO RESOURCES LTD.
Consolidated Statements of Cash Flows.
Stated in US Dollars, Unaudited

	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Operating Activities				
Net loss for the period	$ (1,198,280)	$ (1,169,281)	$ (2,936,493)	$ (2,127,090)
Adjustment for items which do not involve cash:				
Stock based compensation		39,384	-	199,336
Loss on equity accounted investment	-	-	-	167,489
	(1,198,280)	(1,129,897)	(2,936,493)	(1,760,265)
Changes in non-cash working capital components:				
Accounts receivable	(18,820)	(66,397)	46,818	(112,207)
Accounts payable and accrued liabilities	(277,960)	33,341	(299,690)	(20,058)
Cash used in operating activities	(1,495,060)	(1,162,953)	(3,189,365)	(1,892,530)
Investing Activities				
Funds held in trust			-	1,251,293
Deferred mineral property costs	(975,144)	(2,526,749)	(1,752,093)	(2,526,749)
Acquisition of assets of subsidiary:				
Deferred mineral property costs	-	-	-	(2,352,589)
Other assets, net of cash	-	-	-	(930,190)
Cash used in investing activities	(975,144)	(2,526,749)	(1,752,093)	(4,558,235)
Financing Activities				
Subscription receipts advanced	1,980,200	-	1,980,200	-
Common shares issued for cash	-	-	-	616,859
Cash provided by financing activities	1,980,200	-	1,980,200	616,859
Net decrease in cash during the period	(490,004)	(3,689,702)	(2,961,258)	(5,833,906)
Cash and cash equivalents, beginning of the period	3,045,041	11,191,130	5,516,295	13,231,302
Unrealised foreign currency gains included in cash	-	408,215	-	512,247
Cash and cash equivalents, end of the period	$ 2,555,037	$ 7,909,643	$ 2,555,037	$ 7,909,643

See accompanying notes to the interim consolidated financial statements

AFRICO RESOURCES LTD.

Notes to the Consolidated Financial Statements – for the three and six months ended June 30, 2008 and 2007
(Stated in US Dollars, Unaudited).

1. NATURE OF OPERATIONS

Africo Resources Ltd. ("the Company" or "Africo") is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. These activities are conducted principally in the Democratic Republic of the Congo ("DRC").

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require a material reduction in the carrying amounts of mineral properties.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the Company's principal asset, the Kalukundi project, is dependent on future financing, and the resolution of the legal dispute outlined in note 2 below. Based on discussions with equity partners and potential debt providers, management believes that a viable financing strategy can be concluded for the development of Kalukundi, subject to the matters referred to in note 2 being resolved. The Company completed a $100 million private placement subsequent to the period end, on July 24, 2008, as further described in note 9, and continues to engage in discussions with lenders. Nevertheless, there can be no assurance that these initiatives will be successful.

2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY

Legal dispute

One of Africo's ex-consultants, Mr. Alessandro Berardone, who was on a $5,000 per month contract, and who had provided general releases to both Africo and Swanmines s.p.r.l. ("Swanmines") following the payment of agreed upon severance and termination payments from both Africo and Swanmines, obtained a default judgment for $3,000,400 in the courts of Lubumbashi in September, 2006 in respect of the termination of his employment. Neither Africo nor Swanmines were provided with advance notice of the court proceedings.

In December, 2006, pursuant to the default judgment there was a purported share sale of Africo's shares in Swanmines by Mr. Berardone for $600,000 to Akam Mining s.p.r.l. ("Akam"). Africo was again not notified of this purported sale. Africo has never been the registered owner of the shares in Swanmines as these shares have always been held and owned by its subsidiary, H & J Swanepoel Family Trust s.p.r.l (H&J). At the time of these judgments Africo was the holder of 48% of H&J and the remainder was acquired in March 2007.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements – for the three and six months ended June 30, 2008 and 2007
(Stated in US Dollars, Unaudited).

2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY *(continued)*

Based on the purported sale of Africo's shares a further declaration was made by the Lubumbashi courts on April 4, 2007, again without any notice to Africo or to H&J, directing Gecamines, the DRC state owned entity holding 25% of Swanmines, to recognize Akam as its partner.

The Company initiated the appropriate legal steps to have the default judgment obtained by Mr. Berardone set aside and did not make provision for any expense in this regard. In addition, Africo and its associated companies took various legal steps to have the purported share sale and subsequent actions set aside.

Subsequent to the period end, and concurrently with the private placement described in note 9 below, the Company entered into a settlement agreement with Akam whereby the Company acquired from Akam the shares in Swanmines purportedly held by it. Akam has released Africo from all claims it has against Africo, and Africo has released Akam from the legal proceedings brought against it. Further details of the agreement are described in note 9.

Mining review

On February 11, 2008, the Ministry of Mines in the DRC issued a letter to Swanmines detailing certain findings from its recently completed mining review and recommending actions, some of which could have the effect of reducing Africo's equity interest in the Kalukundi project. It is anticipated that Africo will have to negotiate an additional payment to Gecamines.

H&J has responded to the letter, for and on behalf of Swanmines, indicating that it has met its contractual obligations and that the Company's ownership interest was obtained in fair and balanced negotiations that yielded an outcome in line with similar transactions being concluded at the time. Africo expects to enter into negotiations with Gecamines in the foreseeable future, the outcome of which cannot be foreseen at this time.

3. BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada for interim reporting, but do not include all of the information required for annual financial statements and should be read in conjunction with the December 31, 2007 financial statements. These consolidated financial statements include the accounts of Africo Resources Ltd. and its material wholly owned subsidiaries, Africo Resources (B.C.) Ltd., Kisankala Mining Corp., H&J Swanepoel Family Trust s.p.r.l., and Swanmines s.p.r.l.. All significant inter-company transactions are eliminated on consolidation.

AFRICO RESOURCES LTD.

Notes to the Consolidated Financial Statements – for the three and six months ended June 30, 2008 and 2007
(*Stated in US Dollars, Unaudited*).

3. BASIS OF PRESENTATION AND CONSOLIDATION *(continued)*

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended December 31, 2007 and have been consistently followed in the preparation of these consolidated financial statements as compared to prior years except that the Company has adopted the following CICA guidelines effective 1 January 2008:

Capital Disclosure - Section 1535 establishes disclosure requirements regarding an entity's capital and how it is managed. The purpose is to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital. Disclosures required by this standard are included in note 7.

Financial Instruments - Sections 3862 and 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Disclosures required by these standards are included in note 8.

4. RELATED PARTY TRANSACTIONS

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $296,749 (2007 - $490,020) in the three months, and $648,498 (2007 - $711,352) in the six months ended June 30, 2008.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

5. ACQUISITION OF H&J

At June 30, 2008 the Company held 100% of the shares of H&J, 52% of which were being held in trust for the company by its CEO, Dr. Tony Harwood.; H&J holds a 75% interest in Swanmines, the entity that owns the Kalukundi copper/cobalt deposit in the DRC.

The Company increased its shareholding in H&J to from 48% to 100% as at March 31, 2007 and H&J has been consolidated with effect from that date.

6. MINERAL PROPERTIES

For the period ended June 30, 2008	Kalukundi (Congo)	Mporokoso (Zambia)	Total
Balance beginning of period	$ 28,749,463	$ 150,544	$ 28,900,007
Development expenditure	1,818,295	-	1,818,295
Exploration costs			
Consulting fees	-	122,157	122,157
Total costs incurred during the year	1,818,295	122,157	1,940,452
Balance June 30, 2008	$ 30,567,758	$ 272,701	$ 30,840,459

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements – for the three and six months ended June 30, 2008 and 2007
(*Stated in US Dollars, Unaudited*).

6. MINERAL PROPERTIES (*continued*)

For the year ended December 31, 2007	Kalukundi (Congo)	Mporokoso (Zambia)	Total
Balance beginning of year	$ 4,672,223	$ -	$ 4,672,223
Development expenditure	5,671,728	-	5,671,728
Asset retirement obligation	202,560	-	202,560
Exploration costs			
Consulting fees	-	150,544	150,544
Stock based compensation	963,949	-	963,949
Arising on acquisition of subsidiary (net of future income taxes)	15,369,336	-	15,369,336
Future income tax component	1,869,667	-	1,869,667
Total costs incurred during the period	24,077,240	150,544	24,227,784
Balance December 31, 2007	$ 28,749,463	$ 150,544	$ 28,900,007

The Company's significant mineral properties are as follows:

Kalukundi

The Kalukundi Project, consists of a number of copper and cobalt deposits located within the Kolwezi District of Katanga Province in the south–east of the DRC. The project is located 65km by road from the mining centre of Kolwezi in the Katanga Province. The Company has completed a feasibility study and front end engineering design work for an open pit mine and processing facility to be constructed on site.

Mporokoso

The Company acquired an interest in the Mporokoso gold project in Zambia as part of a basket of properties acquired along with the Kalukundi project. Geological work is currently underway to define past work and current geology in order to delineate a future possible exploration program for the property.

7. EQUITY

Common Shares

<u>Authorised:</u>

Unlimited common shares without par value

AFRICO RESOURCES LTD.

Notes to the Consolidated Financial Statements – for the three and six months ended June 30, 2008 and 2007
(*Stated in US Dollars, Unaudited*).

7. EQUITY, *(continued)*

Issued:	Number of Shares	Amount (USD)
Balance, December 31, 2007	27,211,705	$ 33,392,832
Shares issued under the plan of arrangement	1,387	-
Balance, June 30, 2008	27,213,092	$ 33,392,832

Under the plan of arrangement completed during 2006, the Company has reserved shares for issuance to option and warrant holders of Rubicon Minerals Corp for no further consideration. At the quarter end, 231,121 shares remain to be issued under the plan.

Subscription receipts advanced

Concurrently with execution of the Subscription Agreement in respect of the private placement to Camrose Resources Ltd ("Camrose") as further described in note 9, Camrose has loaned C$2,000,000 to Africo. Interest is payable at a rate equal to the London Interbank Offer Rate plus 2% per annum.

The private placement was completed subsequent to the period end, and the loan principal amount was set off against subscription proceeds in accordance with the terms of the loan agreement.

Capital Disclosure

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of mineral property. The Board of Directors has not established quantitative capital structure criteria for management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The property in which the Company currently has a 75% interest is in the development stage and the Company is dependent on external financing to fund its activities. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ended June 30, 2008 compared to the year ended December 31, 2007. The Company is not subject to externally imposed capital requirements.

8. FINANCIAL INSTRUMENTS

Fair Value

The Company has classified its cash and equivalents, and short-term investments as available for sale. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other liabilities. As of June 30, 2008, the Balance Sheet carrying amounts of these financial instruments equal their fair value, and the Company held no derivative instruments.

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

Financial risk management

The Company's activities expose it to a variety of financial risks including credit risk, foreign exchange risk, interest rate risk, liquidity risk, copper and cobalt price risk, and liquidity risk.

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. Africo deposits its cash and cash equivalents, with high credit quality major Canadian financial institutions, as determined by ratings agencies, with original maturities of less than 90 days. Management believes the risk of loss to be remote.

Currency risk
The Company operates in the DRC and Canada and has a functional currency of US Dollars. It is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. Africo's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian dollars) and are therefore subject to fluctuation against the US dollar.

The Company had the following balances in Canadian Dollars as at June 30, 2008:

	Canadian Dollars
Cash and cash equivalents	$ 2,430,456
Accounts receivable and prepayments	65,454
Accounts payable and accrued liabilities	(261,865)
Net balance	$ 2,230,045
Equivalent in US Dollars	$ 2,190,928

Based on the balances as at June 30, 2008, a 1% increase (decrease) in the exchange rates on that date would have resulted in a decrease (increase) of approximately $25,793 in the net loss.

AFRICO RESOURCES LTD.

Notes to the Consolidated Financial Statements – for the three and six months ended March 31, 2008 and 2007 *(Stated in US Dollars, Unaudited).*

8. FINANCIAL INSTRUMENTS *(continued)*

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents include deposits which are at variable interest rates. Sensitivity to a plus or minus 1% change in change in rates would affect net loss for the year to date by approximately $20,178.

Copper and Cobalt price risk and other price risk

The Company is exposed to price risk with respect to copper and cobalt prices. The prices of these metals have increased substantially in recent years, and future significant price declines could cause continued exploration and development of the Kalukundi property to be impractical. Any potential impact of price risk on the loss for the quarter is remote since the company is not a producing entity.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances. The Company monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

9. SUBSEQUENT EVENT

On July 24, 2008, Africo completed a private placement of 40,000,000 units at a price of C$2.50 per unit with Camrose for gross proceeds of C$100,000,000. Each unit consists of one common share in the capital of Africo and one-half of a share purchase warrant. Each whole warrant entitles Camrose to acquire an additional common share in the capital of Africo at a price of C$3.50 per share for an eighteen month period following closing.

This placement has resulted in Camrose owning approximately 60% of the outstanding share capital of Africo. Camrose will have majority representation on the Board of Africo, and the right to participate in future financings to maintain its percentage equity ownership.

Concurrently with execution of the Subscription Agreement on April 17, 2008 Camrose loaned C$2,000,000 to Africo. This loan carried interest at a rate equal to the London Interbank Offer Rate plus 2% per annum and the entire principal amount was set off against the aggregate subscription price payable to Africo on closing.

Camrose had previously acquired all of the outstanding shares of Akam Mining Sprl ("Akam"). Akam purportedly held, indirectly through Swanmines Sprl ("Swanmines"), the Kalukundi property. Camrose and Africo have entered into an agreement (the "Akam Agreement") pursuant to which Africo's subsidiary acquired 75% of the outstanding shares of Swanmines concurrent with completion of the private placement described above for a purchase price of C$13,500,000, paid by issuing 5,400,000 common shares of Africo at a price per share of C$2.50. Gecamines, a mining company owned by the Democratic Republic of the Congo, owns the remaining 25% of the outstanding shares of Swanmines. In terms of the Akam Agreement, Akam has released Africo from all claims it has against Africo, and Africo has released Akam from the legal proceedings it has brought against Akam.

AFRICO RESOURCES LTD.

Notes to the Consolidated Financial Statements – for the three and six months ended March 31, 2008 and 2007 (*Stated in US Dollars, Unaudited*).

9. SUBSEQUENT EVENT *(continued)*

In addition, Africo has agreed to acquire a 75% interest in the Mashitu property from an affiliate of Camrose, with the remaining 25% interest continuing to be held by Gecamines. The Mashitu property consists of an exploitation permit for copper, cobalt, gold and nickel in 41 blocks that are contiguous to the Kalukundi property. The purchase price is to be based on a valuation to be prepared by an independent expert agreed to by the parties and will be paid in common shares of Africo at a price per share of C$2.50.

The valuation is to be carried out as soon as practicable following the earlier of completion of the exploration drilling program currently being carried out by Camrose's affiliate and six months following completion of the private placement referred to above. Africo is not in a position to reliably estimate what the purchase price will be, and Africo is obligated to accept the independent expert's determination of the purchase price. This acquisition is subject to satisfaction of conditions precedent, including certain assurances with respect to title.

The transactions detailed above were approved at an annual and special meeting of Africo's shareholders held on June 22, 2008.

AFRICO RESOURCES LTD.

Management's Discussion & Analysis for the Second Quarter ended

June 30, 2008

Dated August 14, 2008

AFRICO RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Set out below is a review of the activities, results of operations and financial condition of Africo Resources Ltd. and its subsidiaries (referred to herein together as "the Company." or "Africo") for the three and six months ended June 30, 2008 compared with the same periods in the previous year. The following information should be read in conjunction with the Company's June 30, 2008 unaudited interim consolidated financial statements and related notes and with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2007, which were prepared in accordance with Canadian generally accepted accounting principles. The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the following guidelines: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation, effective for the Company's first quarter commencing January 1, 2008. This analysis is prepared as at August 13, 2008. All dollar amounts, unless otherwise indicated, are in US Dollars.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec in Canada and is listed on the TSX in Canada under the symbol ARL.

Additional information related to the Company, including the Company's most recent annual information form is available on SEDAR at www.sedar.com.

OVERVIEW

Africo Resources Ltd. is a development stage company with an operational base in the Democratic Republic of the Congo (DRC) and with corporate offices in Vancouver, Canada. Africo is developing the high-grade Kalukundi copper cobalt deposit near Kolwezi in the DRC.

DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT, THE REVIEW OF MINING LICENCES, AND MEASUREMENT UNCERTAINTY

Kalukundi ownership

As initially reported in a news release dated February 23, 2007 and in subsequent follow up news releases, one of Africo's ex-consultants, Mr. Alessandro Berardone, who was on a $5,000 per month contract, and who had provided general releases to both Africo and Swanmines Sprl ("Swanmines") following the payment of agreed upon severance and termination payments from both Africo and Swanmines, obtained a default judgment for $3,000,400 in the courts of Lubumbashi in September, 2006 in respect of the termination of his employment. Neither Africo nor Swanmines were provided with advance notice of the court proceedings.

In December, 2006, pursuant to the default judgment there was a purported share sale of Africo's shares in Swanmines by Mr. Berardone for $600,000 to Akam Mining Sprl ("Akam"). Africo was again not notified of this purported sale. Africo has never been the registered owner of the shares in Swanmines as these shares have always been held and owned by its subsidiary, H & J Swanepoel Family Trust s.p.r.l (H&J). At the time of these judgments Africo was the holder of 48% of H&J and the remainder was acquired in March 2007.

Based on the purported sale of Africo's shares a further declaration was made by the Lubumbashi courts on April 4, 2007, again without any notice to Africo or to H&J, directing Gecamines, the DRC state owned entity holding 25% of Swanmines, to recognize Akam as its partner.

The Company initiated the appropriate legal steps to have the default judgment obtained by Mr. Berardone set aside and did not make provision for any expense in this regard. In addition, Africo and its associated companies took various legal steps to have the purported share sale and subsequent actions set aside.

The Company is pleased to report that, on July 24, 2008, and concurrently with the private placement described in under the heading "SUBSEQUENT EVENTS" below, the Company entered into a settlement agreement with Akam whereby the Company acquired from Akam the shares in Swanmines purportedly held by it. Akam has released Africo from all claims it has against Africo, and Africo has released Akam from the legal proceedings brought against it. Further details of the agreement are described in the "SUBSEQUENT EVENTS" section below.

Mining Review

On February 11, 2008, the Ministry of Mines in the DRC issued a letter to Swanmines detailing certain findings of its recently completed mining review and recommending actions, some of which could have the effect of reducing Africo's equity interest in the Kalukundi project. It is anticipated that Africo will have to negotiate an additional payment to Gecamines.

H&J has responded to the letter on its own behalf and on behalf of Swanmines indicating that it has met its contractual obligations and that its equity interest was obtained in fair and balanced negotiations that yielded an outcome in line with similar transactions being concluded at the time. Africo anticipates that it will enter into negotiations with Gecamines in the foreseeable future, the outcome of which cannot be foreseen at this time.

EXPLORATION AND DEVELOPMENT ACTIVITIES

Exploration and development activity and costs were being monitored during the quarter in light of the legal issues described above. Progress in the quarter in respect of these activities was as follows:

Exploration

The main focus during the quarter ended June 30, 2008 continued to be the development of the geological model for the proposed mining studies. The Company has retained Coffey Mining/RSG Global to review the ore resources for the Kii and Kalukundi fragments, within the Kalukundi concession, and to provide a new mining study and an updated technical report based on this new data.

All assay data was received in respect of the drilling program completed in the prior year, and this is currently being processed.

Engineering and other development activity

Work on the compilation of tender documents and the identification and short listing of suitable suppliers continued during the quarter ended June 30, 2008.

Mporokoso Project in Zambia

The Company continued to seek joint venture partners to participate in exploration activities on the project, however in light of the current state of the financial markets and exploration activity in general, the Company does not foresee the completion of a Joint Venture in the near term.

RESULTS OF OPERATIONS

6 months ended June 30, 2008 compared to the 6 months ended June 30, 2007

The net loss in the period increased to $2,936,493 from $2,127,090 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $2,262,996 (2007 - $1,761,827). The increase results from the consolidation of Swanmines and the incorporation of its operating results since April 1, 2007, additional management and consulting fees paid, and a general increase in activity during the period compared with the same period in the prior year.

- Professional fees of $ 401,996 (2007 – $279,043) were incurred consisting of legal fees which accounted for the bulk of the increase, as a result of current legal issues being dealt with in the DRC, the subscription agreement concluded in the period and annual and special general meeting of shareholders, and the overall increase in the Company's activities.

- Stock based compensation costs amounted to $ nil (2007 - $199,336) reflecting the fact that no options vested in the period.

- Stock exchange, filing and transfer agent fees totaled $44,032 (2007 - $80,654) in line with a lower level of activity in this area in the period.

- Travel costs amounted to $ 190,099 (2007 – $164,673). The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC, as well as the added travel requirements resulting from the legal issues being dealt with in the DRC and concluding the subscription agreement described in "SUBEQUENT EVENTS" below.

- The net foreign exchange loss for the period amounted to $99,902 (2007, gain – $294,433) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $61,734 (2007 $231,499); the decline is attributable to the decrease in average cash balances over the same period in the prior year.

- The loss on equity accounted investment was $ nil in the period (2007 - $167,489) which reflects the fact that the operating results of Swanmines are now consolidated and incorporated on a line by line basis rather than as equity earnings.

3 months ended June 30, 2008 compared to the 3 months ended June 30, 2007

The net loss for the quarter increased to $1,198,280 from $1,169,281 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $994,668 (2007 - $1,173,015). The decline over the same quarter in the prior year reflects the slowdown in operational activities whilst all efforts were put into resolving the legal issues besetting the Company in the DRC.

- Professional fees of $253,364 (2007 - $204,017) were incurred consisting of mainly of legal fees incurred in respect of legal issues in the DRC. The increase results from additional costs incurred in concluding the subscription agreement during the quarter.

- Stock based compensation costs amounted to $nil (2007 - $39,384) reflecting the fact that no options vested in the quarter.

- Stock exchange, filing and transfer agent fees totaled $9,185 (2007 - 49,202) in line with a lower level of activity in this area in the quarter.

- Travel costs amounted to $32,550 (2007 - $110,966). The decline results from the slowdown in activities in the quarter whilst all efforts were put into resolving the legal issues besetting the Company in the DRC.

- The net foreign exchange gain for the period amounted to $ 19,843 (2007 – $298,695) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $21,644 (2007 - $108,608); the decline is attributable to the decrease in average cash balances over the same period in the prior year.

SUMMARY OF QUARTERLY RESULTS

	2008 Second Quarter	2008 First Quarter	2007 Fourth Quarter	2007 Third Quarter	2007 Second Quarter	2007 First Quarter	2006 Fourth Quarter
Interest income........	21,644	40,090	53,572	67,351	108,608	122,891	69,278
Net loss for the quarter..................	(1,198,280)	(1,738,213)	(3,001,696)	(763,129)	(1,169,281)	(957,809)	(1,207,717)
Loss per share..........	$0.04	$0.06	$0.11	$0.03	$0.05	$0.04	$0.05

Quarterly expenses in the fourth quarter of 2007 reflect the effect of vesting stock options and include bonuses paid to consultants for successful completion of the private placement and plan of arrangement. Interest income has tracked the cash balances of the Company. Quarterly results above are included from the period in which the Company first became listed on the Toronto Stock Exchange, namely December 15, 2006.

LIQUIDITY AND CAPITAL RESOURCES

The Company had net working capital of $1,992,712 at June 30, 2008 (December 31, 2007 - $4,879,101). The decrease in working capital is attributable to normal operating activities in the period and ongoing costs in the DRC.

Subsequent to June 30, 2008, the Company closed a private placement for C$100 million, which is detailed in the "SUBSEQUENT EVENTS" section of this report. These funds were raised primarily for the development of the Kalukundi project and will ensure that the Company has sufficient working capital to fund the Company's general and administrative expenses as currently budgeted for the remainder of the financial year.

The feasibility study for the Kalukundi project which was completed in May 2006 estimated capital costs totaling $166.6 million. Taking into account the lead time to build the mine and potential working capital requirements at the start of production, the Company will need to raise approximately $200 million for capital costs, working capital, and additional mining and exploration activities to enable the Company to meet its development plans. As noted above, the Company has raised C$100 million of equity funding, and discussions with bankers and advisers are currently underway in order to secure a debt component, however, there can be no assurance that the Company will be able to raise the funding required to meet its capital costs.

The ability of the Company to obtain financing for the project is dependent on economic fundamentals including commodity prices and interest rates remaining at levels that support the project economics contained in the feasibility study described previously as well as the successful outcome of negotiations pursuant to the mining review described above under the heading "DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT, THE REVIEW OF MINING LICENCES, AND MEASUREMENT UNCERTAINTY".

Camrose Financing

On April 17, 2008 the Company signed a subscription agreement with Camrose, which is further described under the heading "SUBSEQUENT EVENTS", and which completed on July 24, 2008. As part of this transaction, Camrose Resources made a C$2.0 million loan advance to Africo during the quarter ended June 20, 2008 which was set off against the subscription proceeds on closing.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $296,749 (2007 - $490,020) in the three months, and $648,498 (2007 - $711,352) in the six months ended June 30, 2008.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

OUTSTANDING SHARE DATA

As at August 13, 2008 the Company had the following securities issued and outstanding:

- 72,613,092 common shares;
- 3,975,000 common share purchase options
- 21,880,093 share purchase warrants

The Company also has the obligation under a plan of arrangement with Rubicon Minerals Corporation, among others, which completed on December 8, 2006, to issue shares to pre-existing Rubicon option and warrant holders, all consideration in respect of which is payable to Rubicon. A total of 231,121 shares remain to be issued to these option and warrant holders or to Rubicon.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value. Such events or changes in circumstances involve changes in political risk, economic risk, commodity prices, exchange rates, and interest rates among others.

The Company has determined that there is no impairment in the carrying value of the Kalukundi property other than that which could result from an unfavorable resolution of the matters described under the heading "DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT, THE REVIEW OF MINING LICENCES, AND MEASUREMENT UNCERTAINTY". A feasibility study completed in May 2006 had a projected NPV of $162.9 million for the mine, and copper and cobalt prices have appreciated substantially since that time.

Stock-based compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events. The assumptions with the greatest impact on fair value are those for estimated stock volatility and for the expected life of the instrument.

Future income taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future income tax asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

CHANGES IN ACCOUNTING POLICIES

Future accounting pronouncements

The Company has adopted the following CICA guidelines effective January 1, 2008: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards are effective for the Company for this quarter beginning January 1, 2008.

Section 1535 establishes disclosure requirements regarding an entity's capital and how it is managed. The purpose is to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Section 3862 and 3863 replaced Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting ("ICFR"), and confirm that there were no changes in these controls that occurred during the quarter ended June 30, 2008 which materially affected, or are reasonably likely to materially affect, the Company's ICFR.

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company.

CORPORATE GOVERNANCE

Composition of the Board of Directors

The Board of Directors of Africo is at present comprised of five directors, two of whom, Mr. John Dixon and Mr. Ernest Montado, are considered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship which could, or could be perceived to interfere with the director's ability to objectively assess the performance of management. On this basis, Mr. Chris Theodoropoulos, as Chairperson receiving remuneration for his services, and Dr. Antony Harwood, the President and Chief Executive Officer are not considered independent. Although Mr. Tinus Maree does not currently receive compensation other than director's fees, since he received remuneration from Africo or its predecessors for consulting services during the past three years, he is not considered to be independent pursuant to applicable securities legislation. Accordingly, the Board anticipates that, since the transactions involving Camrose Resources Ltd. (discussed in "SUBSEQUENT EVENTS" below) are now concluded, it will identify additional qualified candidates that have experience relevant to its needs, are independent of Africo's management and its subsidiaries, and are considered independent under applicable corporate governance legislation and guidelines.

SUBSEQUENT EVENTS

On July 24, 2008, Africo completed a private placement of 40,000,000 units at a price of C$2.50 per unit with Camrose for gross proceeds of C$100,000,000. Each unit consists of one common share in the capital of Africo and one-half of a share purchase warrant. Each whole warrant entitles Camrose to acquire an additional common share in the capital of Africo at a price of C$3.50 per share for an eighteen month period following closing.

This placement has resulted in Camrose owning approximately 60% of the outstanding share capital of Africo. Camrose will have majority representation on the Board of Africo, and the right to participate in future financings to maintain its percentage equity ownership.

Concurrently with execution of the Subscription Agreement on April 17, 2008 Camrose loaned C$2,000,000 to Africo. This loan carried interest at a rate equal to the London Interbank Offer Rate plus 2% per annum and the entire principal amount was set off against the aggregate subscription price payable to Africo on closing.

Camrose had previously acquired all of the outstanding shares of Akam Mining Sprl ("Akam"). Akam purportedly held, indirectly through Swanmines Sprl ("Swanmines"), the Kalukundi property. Camrose and Africo have entered into an agreement (the "Akam Agreement") pursuant to which Africo's subsidiary acquired 75% of the outstanding shares of Swanmines concurrent with completion of the private placement described above for a purchase price of C$13,500,000, paid by issuing 5,400,000 common shares of Africo at a price per share of C$2.50. Gecamines, a mining company owned by the Democratic Republic of the Congo, owns the remaining 25% of the outstanding shares of Swanmines. In terms of the Akam Agreement, Akam has released Africo from all claims it has against Africo, and Africo has released Akam from the legal proceedings it has brought against Akam.

In addition, Africo has agreed to acquire a 75% interest in the Mashitu property from an affiliate of Camrose, with the remaining 25% interest continuing to be held by Gecamines. The Mashitu property consists of an exploitation permit for copper, cobalt, gold and nickel in 41 blocks that are contiguous to the Kalukundi property. The purchase price is to be based on a valuation to be prepared by an independent expert agreed to by the parties and will be paid in common shares of Africo at a price per share of C$2.50.

The valuation is to be carried out as soon as practicable following the earlier of completion of the exploration drilling program currently being carried out by Camrose's affiliate and six months following completion of the private placement referred to above. Africo is not in a position to reliably estimate what the purchase price will be, and Africo is obligated to accept the independent expert's determination of the purchase price. This acquisition is subject to satisfaction of conditions precedent, including certain assurances with respect to title.

The transactions detailed above were approved at an annual and special meeting of Africo's shareholders held on June 22, 2008.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. In addition to the uncertainty facing the Company outlined under the heading "DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT, THE REVIEW OF MINING LICENCES, AND MEASUREMENT UNCERTAINTY" typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form for the year ended December 31, 2007 and dated March 28, 2008, available electronically through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name, which can be accessed at www.sedar.com.

Investment in the Company's shares is highly speculative and Investors risk losing their entire investment.

FORWARD LOOKING STATEMENTS

The Company's interim financial statements for the period ended March 31, 2008, and annual financial statements for the year ended December 31, 2007, and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change except as required by law.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Africo and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Africo's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

AFRICO RESOURCES LTD.

By:

"Antony Harwood"

PRESIDENT, CEO AND DIRECTOR

August 14, 2008

Form 52-109F2 - Certification of Interim Filings

I, Michael O'Brien, the Chief Financial Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: August 14, 2008.

"Michael O'Brien"
Michael O'Brien
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Dr. Antony Harwood, the President and Chief Executive Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: August 14, 2008.

"Antony Harwood"
_____
Dr. Antony Harwood
President and Chief Executive Officer

